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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              PULASKI BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   745357 10 3
                      -------------------------------------
                                 (CUSIP Number)

                           Christina M. Gattuso, Esq.
                         Muldoon, Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W., Washington, D.C. 20016 (202) 362-0840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 1999
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


                                                                 SEC 300 (07-98)

                                  SCHEDULE 13D

CUSIP No. 745357103                                    Page   2  of   7   Pages
                                                            ----    -----

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Pulaski Bancorp, M.H.C.
             22-3506543
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

            00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF               1,117,800
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                  0
        EACH        ------------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                 1,117,800
        WITH        ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,117,800 Shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             53%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.
              -------------------

      The securities to which this Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Pulaski Bancorp, Inc. (the "Issuer"), a federally chartered savings and loan stock holding company. The principal executive offices of the Issuer are located at 130 Mountain Avenue, Springfield, New Jersey 07081.

Item 2.       Identity and Background.
              -----------------------

      (a) - (c) This Schedule 13D is being filed by Pulaski Bancorp, M.H.C. (the "Company"), a federally chartered mutual holding company. The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The principal office of the Company is located at 130 Mountain Avenue, Springfield, New Jersey 07081. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Company (the "Insiders").

      (d) - (e) During the past five years neither the Company nor the Insiders has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Company or any of the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the Insiders are U.S. citizens.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

      Note: Information provided for this item reflects events from July 12, 1999, the date of the event which requires filing of this schedule.

      On July 12, 1999, the Issuer was formed for the purpose of becoming the stock holding company of Pulaski Savings Bank (the "Bank") in a stock exchange with the Company pursuant to an Agreement and Plan of Reorganization (the "Plan of Reorganization"), approved by the Board of Directors on January 28, 1999. Pursuant to the Plan of Reorganization, the Bank became the wholly owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Reorganization"). In the Reorganization, each outstanding share of the common stock of the Bank was converted into one share of the Issuer's Common Stock and the holders of the Bank's common stock became holders of all of the outstanding Common Stock of the Issuer. On July 12, 1999, the Company issued 2,108,088 shares of Common Stock and 2,108,088 shares of Common Stock were received by shareholders of the Bank in the stock exchange pursuant to the Reorganization.

      Pursuant  to  General   Instruction  C  of  Schedule  13D,  the  following
information is being provided with respect to the Insiders:

      The following table sets forth information with respect to the shares of Common Stock beneficially owned by each director of the Company, by each executive officer of the Company and all directors and executive officers of the Company as a group as of June 30, 1999. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Common Stock indicated.


                                                          AMOUNT AND
                                            AMOUNT AND    PERCENT OF
                                             NATURE OF      COMMON
NAME AND PRINCIPAL OCCUPATION AT            BENEFICIAL      STOCK
PRESENT AND FOR PAST FIVE YEARS            OWNERSHIP(1)   OUTSTANDING
----------------------------------------   ------------   -----------
Edward J. Mizerski
   Chairman of the Board and retired
   banker                                   2,333(4)(5)        *
Peter C. Pietrucha
   Vice Chairman of the Board and
   attorney at law                          8,833(4)(5)        *
Thomas Bentkowski
   President and Chief  Executive
   Officer                                 21,665(2)(3)        1.03%
Walter F. Rusak
   Assistant Superintendent of schools,
   Irvington, New Jersey                    5,381(4)(5)        *
Eugene J. Bogucki, M.D.
   Retired physician and surgeon            3,522(4)(5)        *
Anthony C. Majeski
   Certified Public Accountant and
   retired banker                          11,333(4)(5)        *
All directors and executive officers
   as a group (9 persons)                  82,285(6)           3.90%

-----------------------
*  Less than 1.0% of the Bank's voting securities.

(1)Each person effectively exercises sole (or shared with spouse or other immediate family members) voting and dispositive power as to shares reported.
(2)Excludes 7,618 shares awarded to Mr. Bentkowski under the Pulaski Savings Bank 1997 Stock-Based Incentive Plan (the "Incentive Plan"). Awards under the Incentive Plan vest at a rate of 20% per year, the first such vesting having occurred on October 23, 1998. Includes 1,904 shares awarded to Mr. Bentkowski under the Incentive Plan that vested on October 23, 1998. Mr. Bentkowski possesses voting power with respect to the shares awarded.

(3)Excludes 19,044 options granted to Mr. Bentkowski under the Incentive Plan. Options granted under the Incentive Plan vest at a rate of 20% per year, the first such vesting having occurred on October 23, 1998. Includes 4,761 options awarded to Mr. Bentkowski under the Incentive Plan that vested on October 23, 1998. Mr. Bentkowski possesses voting power with respect to the options granted.
(4)Excludes 1,523 shares awarded to each outside director under the Incentive Plan. Awards under the Incentive Plan vest at a rate of 20% per year, the first such vesting having occurred on October 23, 1998. Includes 381 shares awarded to each director under the Incentive Plan that vested on October 23, 1998. Each director possesses voting power with respect to the shares awarded.
(5)Excludes 3,809 options granted to each outside director under the Incentive Plan. Options granted under the Incentive Plan vest at a rate of 20% per year, the first such vesting having occurred on October 23, 1998. Includes 952 options awarded to each director under the Incentive Plan that vested on October 23, 1998. Each director possesses voting power with respect to the shares awarded.
(6)Excludes a total of 27,423 shares awarded and 68,558 options granted under the Incentive Plan that are currently exercisable.


Item 4.       Purpose of Transaction.
              ----------------------

            The reorganization into the "two-tier" mutual holding company structure was accomplished under the Plan of Reorganization, which was unanimously approved by the Board of Directors on January 28, 1999. Pursuant to the Plan of Reorganization, the Bank became a wholly owned subsidiary of the Issuer which became majority owned by the Company. In the Reorganization, each outstanding share of the Bank's common stock was converted into one share of the Issuer's Common Stock and the holders of the Bank's's common stock became the holders of all of the outstanding Issuer's Common Stock. Accordingly, as a result of the Reorganization, the Bank's minority shareholders became minority shareholders of the Issuer. The Board of Directors of the Bank believes that the formation of the Issuer as a subsidiary of the Company is in the best interests of shareholders and offers greater operating flexibility than was available to the Bank in its mutual holding company structure prior to the Reorganization. Establishing the Issuer as a subsidiary of the Company permits the Issuer to conduct activities and make investments for the benefit of all shareholders. Management believes that it will also provide enhanced ability to invest through the Issuer, facilitate mergers, acquisitions and stock repurchases.

      The purpose of the acquisition of shares of the Issuer's Common Stock reported herein is for investment. However, the shares reported on this Schedule 13D were issued to the Company and the Company has the intention of exercising control over the Issuer. The shares reported on this Schedule 13D were not purchased by the Insiders with the intention of exercising control over the Issuer. While the Company and the Insiders intend to exercise their rights as majority stockholder and stockholders, respectively, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board;
(e) any material change in the

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present  capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of
equity   securities  of  the  Issuer   becoming   eligible  for  termination  of
registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

      In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or it may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including general economic conditions, market prices for the Common Stock, receipt of any necessary regulatory approval and other factors.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

      (a) Pulaski Bancorp, M.H.C. directly and beneficially owns an aggregate of 1,117,800 shares of common stock or 53% of the shares outstanding on July 12, 1999 as calculated by the Issuer. See Item 3 for information with respect to the Insiders regarding beneficial ownership of the Issuer's Common Stock.

      (b) Pulaski Bancorp, M.H.C. has sole power to vote or to direct the vote of and has sole power to dispose or to direct the disposition of 1,117,800 shares of Common Stock. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them.

      (c) Except for the shares listed in this Schedule 13D, neither the Company nor any of the other individuals identified in Item 2 hereof has effected any transaction in the Issuer's Common Stock within the past 60 days.

      (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Issuer's Common Stock reported in this schedule.

      (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

      As of the date of this Schedule 13D, neither the Company nor any of the other individuals identified in Item 2 hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the

Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.

                                    SIGNATURE
                                    ---------



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PULASKI BANCORP, M.H.C.



                                       By: /s/ Thomas Bentkowski
                                           -------------------------------------
                                           Thomas Bentkowski
                                           President and Chief Executive Officer



Date: July 16, 1999

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

                                   Schedule I

           Directors and Executive Officers of Pulaski Bancorp, M.H.C.
           -----------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Pulaski Bancorp, M.H.C.
are set forth below. Unless otherwise indicated, all persons are citizens of the United States.


NAME                     BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----                     ----------------                 --------------------

Edward J. Mizerski       130 Mountain Avenue              Chairman of the Board of Pulaski Bancorp, M.H.C.,
                         Springfield, New Jersey 07081    Pulaski Bancorp, Inc. and Pulaski Savings Bank and a
                                                          retired banker.

Thomas Bentkowski        130 Mountain Avenue              Director, President and Chief Executive Officer of Pulaski
                         Springfield, New Jersey 07081    Bancorp, M.H.C., Pulaski Bancorp, Inc. and Pulaski
                                                          Savings Bank.

Peter C. Pietrucha       130 Mountain Avenue              Vice Chairman of the Board of Directors of Pulaski
                         Springfield, New Jersey 07081    Bancorp, M.H.C., Pulaski Bancorp, Inc. and Pulaski
                                                          Savings Bank and an attorney at law.

Eugene J. Bogucki, M.D.  130 Mountain Avenue              Director of Pulaski Bancorp, M.H.C., Pulaski Bancorp,
                         Springfield, New Jersey 07081    Inc.8and Pulaski Savings Bank.  Retired physician and
                                                          surgeon.

Anthony C. Majeski       130 Mountain Avenue              Director of Pulaski Bancorp, M.H.C., Pulaski Bancorp,
                         Springfield, New Jersey 07081    Inc.8and Pulaski Savings Bank. Certified public
                                                          Accountant and a retired banker.


Walter F. Rusak          130 Mountain Avenue              Director of Pulaski Bancorp, M.H.C., Pulaski Bancorp,
                         Springfield, New Jersey 07081    Inc.8and Pulaski Savings Bank.  Assistant Superintendent
                                                          of Schools, Irvington, New Jersey.




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